

August 11, 2010

Mark A. Libratore
President
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, Florida 34997

>   **Re: Liberator Medical Holdings, Inc.**
>   **Post-Effective Amendment No. 1 To Registration Statement On Form S-1/A**
>   **Filed August 5, 2010**
>   **File No. 333-152652**

Dear Mr. Libratore:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your disclosure to incorporate by reference the company's 10-K/A filed 7/29/2010.

2. Please revise your disclosure to incorporate by reference the company's 8-K filed 3/11/2010 (reportable event on 2/26/2010).

3. Please revise your disclosure to include the signature of the company's principal accounting officer. According to the company's original Form S-1, it appears that Robert Davis serves as both the CFO and the principal accounting officer. However, he has not signed this filing in the capacity of the principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jonathan L. Shepard, Esq.
Siegel, Lipman, Dunay, Shepard & Miskel, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486